                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    V                        Form 40-F
                -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ____                              No    V
                                               -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                    TSMC Monthly Sales Report - October 2002

Hsin-Chu, Taiwan, November 7, 2002- Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for October 2002 totaled NT$15,231 million, while revenues from January to October 2002 were NT$135,038 million.

TSMC Spokesperson Mr. Harvey Chang noted that wafer shipments surged this month due to increased customer demand in anticipation of the Christmas holiday season. Net sales for October 2002 registered a 19.4% increase over September 2002 and an increase of 47.3% on a year-over-year basis. The Company's sales revenues from January through October 2002 represented a 31.0% increase over the corresponding 2001 period. Also, Mr. Chang indicated that wafer shipments in the fourth quarter of 2002 will be slightly higher than expected.

                                      # # #
Sales Report: (Unit: NT$ million)

------------------------------------------------------------------------------

Net Sales                        2002/(1)/         2001           Growth

------------------------------------------------------------------------------

October                        15,231            10,338           47.3%

------------------------------------------------------------------------------

January through October       135,038           103,096           31.0%

------------------------------------------------------------------------------

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng                          Mr. Jesse Chou                     Ms. Shan-Shan Guo
PR Department Manager, TSMC             Public Affairs Manager, TSMC       PR Manager, TSMC
Tel: 886-3-567-3338                     Tel:886-3-5673347 (O)              Tel:886-3-5673345(O)
     886-928-882-607(Mobile)                886-932-113-258(Mobile)            886-939-059-246 (Mobile)
Fax: 886-3-567-0121                     Fax:03-5670121                     Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw             E-Mail:jhchoua@tsmc.com.tw         Email: ssguo@tsmc.com.tw

               Taiwan Semiconductor Manufacturing Company Limited
                                November 07, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties
3) Endorsements and quarantees 4) Financial derivative transactions for the period of October 2002.

1) Sales volume (NT$: Thousand)

----------------------------------------------------------------------------------------------------------------
      Time           Items                   2002              2001               Changes              (%)
----------------------------------------------------------------------------------------------------------------
Oct               Invoice amount             15,345,452        10,024,151               5,321,301        53.08%
----------------------------------------------------------------------------------------------------------------
Jan - Oct         Invoice amount            135,425,218       105,924,668              29,500,550        27.85%
----------------------------------------------------------------------------------------------------------------
Oct               Net sales                  15,230,876        10,337,550               4,893,326        47.34%
----------------------------------------------------------------------------------------------------------------
Jan - Oct         Net sales                 135,038,062       103,095,937              31,942,125        30.98%
----------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

------------------------------------------------------------------------------------------------
                         Limit of lending                October         Bal. As of period end
------------------------------------------------------------------------------------------------
TSMC                        39,845,773                        -                            -
------------------------------------------------------------------------------------------------
TSMC's subsidiaries         27,106,211                   (1,570)                     347,610
------------------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------
                                Limit of endorsements    October         Bal. As of period end
------------------------------------------------------------------------------------------------
TSMC                                   59,768,660      (106,760)                  23,637,480
------------------------------------------------------------------------------------------------
TSMC's subsidiaries                           N/A             0                            0
------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                         (106,760)                  23,637,480
------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                          0                            0
------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                               0                            0
------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                 0                            0
------------------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

------------------------------------------------------------------------------------------------
     Underlying assets / liabilities       Liabilities:    YEN:                1,480,180,000
                                                        ----------------------------------------
                                                           EUR:                  115,000,000
                                        --------------------------------------------------------
                                                Assets:     US$                  610,000,000
------------------------------------------------------------------------------------------------
        Financial instruments                                           FX forward contracts
------------------------------------------------------------------------------------------------
        Realized profit (loss)                                                 NT$16,066,612
------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

------------------------------------------------------------------------------------------------
     Underlying assets / liabilities               Liabilities:             NT$5,000,000,000
------------------------------------------------------------------------------------------------
        Financial instruments                                             Interest rate swap
------------------------------------------------------------------------------------------------
        Realized profit (loss)                                                             -
------------------------------------------------------------------------------------------------

     b. Trading purpose: None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.



Date: November 7, 2002           By  /s/  Harvey Chang
                                     -----------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer